EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

MARCH 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 3, 2016

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the first quarter of 2016 (three months ended March 31, 2016) are against results for the first quarter of 2015 (three months ended March 31, 2015). All dollar amounts refer to United States (U.S.) dollars except where otherwise stated.

The following interim MD&A is as of May 3, 2016 and should be read in conjunction with the Consolidated Interim Financial Statements for the three months ended March 31, 2016 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2016 First Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts and where noted)	2016	2015	Change	% Change
Sales	2,725	2,872	(147)	(5)
Gross profit	554	584	(30)	(5)
Expenses	479	509	(30)	(6)
Earnings before finance costs and income taxes	75	75	—	—
Net earnings	3	14	(11)	(79)
Diluted earnings per share	0.02	0.08	(0.06)	(75)
Effective tax rate (%)	29	26	N/A	N/A

Sales and Gross Profit

	Three months ended March 31,
(millions of U.S. dollars)	2016	2015	Change
Sales
Retail	2,290	2,263	27
Wholesale	649	867	(218)
Other	(214)	(258)	44

	2,725	2,872	(147)

Gross profit
Retail	402	371	31
Wholesale	153	234	(81)
Other	(1)	(21)	20

	554	584	(30)

•	Retail’s sales and gross profit increased for the first quarter of 2016 compared to the same period last year primarily due to higher crop protection product and seed sales from early spring application season and increased corn acreage. This was coupled with better margin rates on our major product lines due to effective price management, change in product mix and higher proprietary product sales.

•	Wholesale sales and gross profit decreased compared to the first quarter last year primarily due to lower realized selling prices, which were consistent with benchmark prices and the scale back of our Purchase for Resale business. This was partially offset by the increase in potash sales volumes due to higher utilization rates in the first quarter of 2016.

Expenses

•	General and administrative expenses decreased by $12-million (18 percent) for the first quarter compared to the same period last year as a result of reduced payroll and office expenses related to our ongoing Operational Excellence program.

•	Share-based payments expense was lower by $41-million compared to first quarter of last year primarily due to a decrease in Agrium’s share price in the first quarter of 2016.

Other expenses breakdown

	Three months ended March 31,
(millions of U.S. dollars)	2016	2015
Loss (gain) on foreign exchange and related derivatives	2	(1)
Interest income	(13)	(17)
Gain on sale of assets	—	(38)
Environmental remediation and asset retirement obligations	2	9
Bad debt expense	8	7
Potash profit and capital tax	3	5
Other	9	2

	11	(33)

•	We completed the sale of our non-core Purchase for Resale terminals resulting in a gain on sale of assets of $38-million in the first quarter of 2015.

Depreciation and Amortization

	Three months ended March 31,
	2016				2015
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	2	63	2	67	1	54	2	57
Wholesale
Nitrogen	13	—	—	13	18	—	—	18
Potash	20	—	—	20	14	—	—	14
Phosphate	10	—	—	10	13	—	—	13
Wholesale Other (a)	1	—	—	1	5	—	—	5

	44	—	—	44	50	—	—	50
Other	—	—	3	3	—	—	4	4

Total	46	63	5	114	51	54	6	111

(a)	This includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

Effective Tax Rate

•	The effective tax rate of 29 percent for the first quarter of 2016 was higher compared to the effective tax rate of 26 percent for the same period last year due to the increase in the Alberta provincial statutory tax rate and the tax treatment of losses on derivative financial instruments.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended March 31,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	2,290	2,263	27
Cost of product sold	1,888	1,892	(4)
Gross profit	402	371	31
EBITDA (a)	44	(8)	52
Selling expense as a percentage of sales (%)	18	19	(1)

(a)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

•	Retail reported record first quarter sales and the second highest first quarter gross profit and EBITDA in history. The strong results were due to strong margins across our major product offerings and lower operating costs, an early start to the spring application season in the U.S. and record results in our South American operations.

•	Total Retail selling expenses as a percentage of sales decreased by 1 percent compared to the same period in the prior year due to ongoing network optimization and the impact of currency valuations in our international businesses.

•	U.S. operations experienced strong demand this quarter for all major crop inputs, supported by missed fall applications in 2015 due to poor weather, the early spring season this year and grower intentions to expand acreage of crop input intensive crops such as corn and cotton in 2016. Our Canadian business experienced a relatively slow first quarter which is historically its quietest period during the year, while the second quarter is traditionally the busiest.

•	Internationally, South American EBITDA increase of $7-million was a significant improvement compared to the same period last year as a result of favorable growing conditions and improved agricultural policies in Argentina. Australia reported record Australia dollar EBITDA due to strong demand for crop protection, seed and other services but were slightly below last year on a U.S. dollar basis.

Retail sales and gross profit by product line

	Three months ended March 31,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2016	2015	Change	2016	2015	Change	2016	2015
Crop nutrients	839	911	(72)	134	126	8	16	14
Crop protection products	831	793	38	121	108	13	15	14
Seed	376	308	68	51	40	11	14	13
Merchandise	117	142	(25)	19	20	(1)	16	14
Services and other	127	109	18	77	77	—	61	71

Crop nutrients

•	Total crop nutrient sales were 8 percent lower compared to the same period last year due to lower global prices across all nutrients.

•	Total crop nutrient volumes were 4 percent higher this quarter across our Retail operations compared to the same period last year. Volumes were 15 percent higher in the U.S. due to an early spring application season and 9 percent higher in South America due to favorable weather conditions. In Canada and Australia, growers were conservative given the uncertainty over nutrient and agricultural markets as well as dry conditions in some areas.

•	Total crop nutrient gross profit increased 6 percent due to a combination of higher-value product mix, including continued growth of our higher-margin proprietary nutritional products, increased nutrient volumes and higher margins per tonne for nutrients. Gross profit as a percentage of sales rose from 14 percent in the first quarter of 2015 to 16 percent this quarter.

Crop protection products

•	Total crop protection sales were up 5 percent this quarter as North American growers took advantage of the favorable weather to apply herbicides to control weeds, which were prevalent due to the early spring and wet weather last fall which limited post-harvest herbicide applications. In Australia, sales were higher compared to the same period last year due to early rains in the western growing regions and increased sales of proprietary products, despite competitive pricing pressure on glyphosate and herbicides.

•	Crop protection margins as a percentage of sales increased 1 percent, primarily due to higher-margin product mix this quarter.

•	Proprietary crop protection product sales as a percentage of total crop protection sales increased 3 percent compared to the same period in the prior year.

Seed

•	Seed sales were up 22 percent this quarter compared to the same period last year, primarily due to the expected increase in 2016 planted acreage for corn and cotton in the U.S. and the early planting window.

•	Total seed margins as a percentage of sales increased 1 percent compared to the same period in the prior year due to seed sales mix and strong sales of higher-margin proprietary product seed. The proportion of proprietary seed sales was 3 percent higher than in the first quarter of 2015 and margins for proprietary seed were also higher year-over-year.

Merchandise

•	Merchandise sales decreased 18 percent compared to the same period last year primarily as a result of lower fuel pricing and demand in Canada, and lower animal health sales in Australia.

•	Gross profit as a percentage of sales increased 2 percent this quarter, primarily due to a reduction in the lower-margin Canadian fuel business compared to the prior year.

Services and other

•	Sales for services and other was up 17 percent this quarter, due mainly to the early spring application season in the U.S. and higher real estate and livestock marketing revenue in Australia.

Wholesale

	Three months ended March 31,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	649	867	(218)
Sales volumes (tonnes 000’s)	1,926	2,034	(108)
Cost of product sold	496	633	(137)
Gross profit	153	234	(81)
Expenses	34	40	(6)
Gain on sale of assets	—	38	(38)

•	Total sales were lower than the same period last year, as realized sales prices were pressured by lower nutrient prices globally. Total sales volumes were lower than the same period last year due to a lower volume of product purchased for resale tonnes as we continued to scale back this business.

Wholesale NPK product information

	Three months ended March 31,
	Nitrogen			Potash			Phosphate
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Gross profit (U.S. dollar millions)	95	143	(48)	14	7	7	20	45	(25)
Sales volumes (tonnes 000’s)	741	761	(20)	456	185	271	220	282	(62)
Selling price ($/tonne)	338	414	(76)	199	361	(162)	589	639	(50)
Cost of product sold ($/tonne)	209	226	(17)	168	324	(156)	499	481	18
Gross margin ($/tonne)	129	188	(59)	31	37	(6)	90	158	(68)

Nitrogen

•	Nitrogen gross profit was down 34 percent compared to the same period last year predominately due to significantly lower global benchmark nitrogen prices, which were partially offset by lower cost of production.

•	Sales volumes were slightly lower than the same period last year, as Western Canadian dealers were slow to commit to nitrogen purchases early in the season. However demand in the U.S. was strong due to the early start to the spring application season, which supported increased ammonia sales volumes.

•	Realized selling prices per tonne were down 18 percent compared to the same period last year due to weaker global market conditions impacting benchmark nitrogen prices.

•	Cost of product sold per tonne was 8 percent lower than the same period last year due to lower natural gas prices and lower fixed costs per tonne during the quarter.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended March 31,
(U.S. dollars per MMBtu)	2016	2015
Overall gas cost excluding realized derivative impact	1.61	2.52
Realized derivative impact	0.33	0.41
Overall gas cost	1.94	2.93
Average NYMEX	2.05	2.96
Average AECO	1.53	2.22

Potash

•	Potash gross profit doubled compared to the same period last year. The reduction in realized selling price this quarter was offset by lower cost of product sold per tonne and significantly higher sales volumes given that the same period last year was impacted by the ramp-up of our Vanscoy potash mine expansion.

•	Sales volumes increased by 271,000 tonnes compared to the same period last year and by 28,000 tonnes compared to the first quarter of 2014. 2014 is a more comparable period given the Vanscoy ramp-up was underway in the first quarter of 2015, which impacted available sales volumes.

•	Realized selling prices have contracted sharply over the past year, with international sales prices down 22 percent and an even larger decline in North American markets.

•	Cost of product sold per tonne was 48 percent lower than the same period last year and 12 percent lower than the first quarter of 2014. The lower costs are predominately due to the higher production volumes associated with the completion of our Vanscoy mine expansion and the weaker Canadian dollar.

Phosphate

•	Phosphate gross profit was 56 percent lower than the same period last year, due to a combination of lower benchmark selling prices, lower sales volumes and a slight increase in cost of product sold on a per-tonne basis relative to the same period last year.

•	Sales volumes were 22 percent lower than the same period last year due to slow spring demand in Canada and the Western U.S., as dealers in these regions delayed purchasing due to higher supply in the market.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended March 31,
(millions of U.S. dollars)	2016	2015	Change
Ammonium sulfate	10	17	(7)
ESN	8	11	(3)
Product purchased for resale	5	7	(2)
Other	1	4	(3)

	24	39	(15)

•	Gross profit from Wholesale Other was down 38 percent over the same quarter last year. This was predominately due to lower realized sales prices for ammonium sulfate and ESN, in line with other nitrogen products, and lower sales volumes partly related to the scale back in our product purchased for resale operations.

Expenses

•	Wholesale expenses decreased by $6-million (15 percent) after adjusting for a $38-million gain on the sale of non-core purchase for resale terminals that was included in the results from the same period last year.

Other

EBITDA for our Other non-operating business unit for the first quarter of 2016 had a net expense of $18-million, compared to a net expense of $88-million for the first quarter of 2015. The variance was primarily due to the following:

•	$41-million lower share-based payments expense due to a decrease in our share price in the first quarter of 2016

•	$20-million lower gross profit elimination expense primarily due to lower margin per tonne on inter-segment inventory held at the end of the first quarter of 2016

•	$6-million (19 percent) lower general and administrative expenses due to ongoing benefits from our Operational Excellence program and the lower Canadian dollar

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the three months ended March 31, 2016 compared to December 31, 2015.

(millions of U.S. dollars, except where noted)	March 31, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	276	515	(239)	(46%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,200	2,053	147	7%	Increased Retail trade receivables consistent with the start of the spring season.

Income taxes receivable	61	4	57	1,425%	First quarter tax installments paid exceeded the first quarter tax provision.

Inventories	4,524	3,314	1,210	37%	Seasonal Retail inventory build-up in preparation for the spring season.

Prepaid expenses and deposits	254	688	(434)	(63%)	Drawdown of prepaid inventory as Retail took delivery of product in anticipation of the spring season.

Other current assets	152	144	8	6%	—

Current liabilities
Short-term debt	629	835	(206)	(25%)	Decrease primarily due to seasonally lower working capital requirements, partially offset by increased financing for capital investments.

Accounts payable	5,309	3,919	1,390	35%	Retail inventory purchases and customer prepayments made in anticipation of the spring season.

Income taxes payable	1	82	(81)	(99%)	2015 tax accrual was paid.

Current portion of long-term debt	108	8	100	1,250%	Increase relates to $100-million 7.7 percent debentures coming due in 2017.

Current portion of other provisions	81	85	(4)	(5%)	—

Working capital	1,339	1,789	(450)	(25%)

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of March 31, 2016, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Three months ended March 31,
(millions of U.S. dollars)	2016	2015	Change
Cash provided by operating activities	343	705	(362)
Cash used in investing activities	(277)	(461)	184
Cash used in financing activities	(325)	(295)	(30)
Effect of exchange rate changes on cash and cash equivalents	20	(17)	37

Decrease in cash and cash equivalents	(239)	(68)	(171)

Cash provided by operating activities – drivers behind the $362-million decrease

Use of cash

•       $159-million decrease in cash related to taxes is due to the 2015 final tax payments being higher than the 2014 final tax payments.

•       $47-million decrease in cash due to higher interest payments made in the first quarter of 2016 resulting from the timing of interest paid on debt issued during 2014 and 2015.

Cash used in investing activities – drivers behind the $184-million decrease in use

Use of cash	• Lower capital expenditures than the first quarter of 2015 due to the ramp-up of our Vanscoy potash facility coupled with decreased spending for the Borger project.

Cash used in financing activities – drivers behind the $30-million increase in use

Use of cash

•       In 2015, we generated $1-billion of cash through long-term debt issuance and paid back $1.2-billion in short-term debt. In 2016, we paid $240-million in short-term debt. There was no debt issuance in 2016.

Capital Spending and Expenditures (a)

	Three months ended
	March 31,
(millions of U.S. dollars)	2016	2015
Retail
Sustaining	47	54
Investing	9	9

	56	63
Acquisitions(b)	94	60

	150	123

Wholesale
Sustaining	49	40
Investing	68	295

	117	335

Other
Sustaining	1	1

Total
Sustaining	97	95
Investing	77	304

	174	399
Acquisitions(b)	94	60

	268	459

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our investing capital expenditures decreased in the first quarter of 2016 compared to the same period last year due to the ramp-up of our Vanscoy potash facility in the first quarter of 2015 combined with decreased spending for the Borger project.

•	We expect Agrium’s capital expenditures for the remaining three quarters of 2016 to approximate $600-million to $700-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $629-million at March 31, 2016 is outlined in note 6 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt decreased by $206-million during the three months ended March 31, 2016, which in turn contributed to an increase in our unutilized short-term financing capacity to $2.2-billion at March 31, 2016.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at March 31, 2016. Our ability to comply with these covenants has not changed since December 31, 2015.

SHARE REPURCHASES

We are allowed to purchase for cancellation, on the Toronto Stock Exchange (TSX) or New York Stock Exchange an aggregate of 6,908,450 common shares (5 percent) of our outstanding shares. Repurchases may be made under a Normal Course Issuer Bid (NCIB) approved by the TSX until February 18, 2017. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

There were no shares repurchased for the three months ended March 31, 2016 or the period from April 1, 2016 to May 3, 2016.

Shareholders can obtain a copy of the NCIB notice submitted to the TSX from Agrium without charge upon request.

OUTSTANDING SHARE DATA

Agrium had 138,175,400 outstanding shares at April 29, 2016.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2016	2015	2015	2015	2015	2014	2014	2014
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	2,725	2,407	2,524	6,992	2,872	2,705	2,920	7,338
Gross profit	554	900	696	1,708	584	732	665	1,599
Net earnings from continuing operations	3	200	99	675	14	70	91	625
Net loss from discontinued operations	—	—	—	—	—	(19)	(41)	(9)
Net earnings	3	200	99	675	14	51	50	616
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	0.02	1.45	0.72	4.71	0.08	0.46	0.63	4.34
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	—	—	(0.13)	(0.28)	(0.06)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	0.02	1.45	0.72	4.71	0.08	0.33	0.35	4.28

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. Accordingly, we have not identified any non-IFRS financial measures. We presented EBITDA in our 2015 annual consolidated financial statements and accordingly, it is not a non-IFRS measure. Effective January 1, 2016, management no longer considers “Adjusted EBITDA” in evaluating our business performance and expects to focus more on our other key earnings measures.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2015 annual MD&A, which is contained in our 2015 Annual Report. Since the date of our 2015 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements for the three months ended March 31, 2016 are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 63 - 66 in our 2015 annual MD&A and under the heading “Risk Factors” on pages 23 - 34 in our Annual Information Form for the year ended December 31, 2015 has not changed materially since December 31, 2015.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2015 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: updated 2016 annual guidance, including expectations regarding our diluted earnings per share; capital spending expectations for the remaining three quarters of 2016; expectations regarding performance of our business segments in 2016; and our market outlook for the 2016, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. The purpose of the outlook provided herein is to assist readers in understanding our expected and targeted financial and operating results, and this information may not be appropriate for other purposes.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2016 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2015 annual MD&A and under the heading “Market Outlook” in this document, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2015 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2015 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.